BIRCH MOUNTAIN RESOURCES LTD.

THIRD QUARTER 2005
FINANCIAL REPORT

SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION
The following discussion and analysis (MD&A) is current as of October 31, 2005, and is management's assessment of Birch Mountain's operations and financial results together with future prospects, and should be read in conjunction with the unaudited Consolidated Financial Statements of the Company as at and for the three and nine months ended September 30, 2005 in addition to the audited Consolidated Financial Statements of the Company as at and for the year ended December 31, 2004. The accompanying unaudited interim consolidated financial statements ("financial statements") of the Company have been prepared by the management of Birch Mountain Resources Ltd., in accordance with Canadian generally accepted accounting principles ("GAAP"). All financial information is expressed in Canadian dollars unless otherwise stated.

Birch Mountain is a resource company with activities in industrial minerals and precious metals. The Company has defined a limestone mineral reserve on its mineral leases in northeastern Alberta. The reserve is based on independent technical reports by AMEC Americas Limited ("AMEC"), prepared in compliance with Canadian Securities Advisors' National Instrument 43-101, Standards of Disclosure for Mineral Projects, and available at www.sedar.com and www.sec.gov. The Company is in the development stage and is dependant on obtaining sufficient capital to carry out development activities, including moving into profitable production of the reserve.

The MD&A is based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with the Corporation's expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation's expectations, including but not limited to: fluctuations in the price and demand of oil and gas; fluctuations in the level of oil and gas exploration and development activities; fluctuations in the demand for the Company's products; the existence of competitors, technological changes and developments in the oil and gas industry; the ability of oil and gas companies to raise capital; the effects of severe weather conditions on operations and facilities; the existence of operating risks inherent in mining and exploration; political circumstances impeding the progress of the Company or its customers; general economic, market or business conditions, including stock market volatility; changes in laws or regulations, including taxation, and environmental; the lack of availabile qualified personnel; and other unforeseen conditions.

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Birch Mountain is developing the industrial mineral reserves of its extensive mineral properties in the oil sands region of northeastern Alberta. The Company's Muskeg Valley Quarry (the "MVQ") and planned Hammerstone Projects will produce construction aggregates, used in road building, and rock for making concrete and asphalt. Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, water treatment, pulp and paper manufacturing and soil and biosolids stabilization.

The Company is in the final stages of opening a limestone quarry for aggregate sales and is in the planning stages for the operation of a plant for the manufacturing of quicklime and other products. The quarry and plant will be located on mineral leases where the limestone is exposed at surface or beneath a thin covering of overburden, allowing for open pit extraction. The Company has received regulatory approval and the necessary environmental operating permits to commence aggregate operations and sales from the MVQ. Site preparation work began in August 2005 and is expected to be sufficiently complete to start commercial production in the fourth quarter of 2005. The expansion of the quarry and construction of a quicklime plant, Birch Mountain's Hammerstone Project, continues to be the strategic focus of the Company and on-going work continues to advance the development of the project. As a result of this large opportunity, significant investment in precious metal exploration and technology development has been deferred.

PERFORMANCE
Industrial Minerals Division
Geological, engineering and economic assessments have confirmed the significant opportunity for limestone production on the Company's mineral leases. Based on independent technical reports prepared by the Canadian Energy Research Institute ("CERI") and AMEC, Birch Mountain is satisfied that the long-term demand for limestone products related to oil sands construction and operations, as well as regional infrastructure development, is considerable.

A shortage of gravel in the Regional Municipality of Wood Buffalo was confirmed in a 2003 survey on gravel and concrete supply and usage by oil sands lease holders completed by the Athabasca Regional Issues Working Group ("RIWG"), a committee of representatives from oil sands companies, local government and other major interested parties in the area. In addition, expressions of interest from the oil sands industry in a local supply of quicklime for use in flue gas desulphurization and water treatment led the Company to evaluate the production of quicklime from limestone in its proposed quarry. Calcining tests in 2002 and 2003 showed that two geological layers in the limestone are suitable for the production of quicklime. The Company then undertook geological, environmental and archaeological fieldwork in 2003 and 2004 to determine the development strategy for this opportunity and assess the potential environmental impacts of development at this location.

In March 2004, the Company filed an Environmental Impact Assessment ("EIA") and Application (the "Application") with the Natural Resources Conservation Board ("NRCB") for the development, operation and reclamation of the MVQ, which covers an area of approximately 255 hectares. In December 2004, the EIA was declared complete by Alberta Environment and with no interventions opposing the Application, the NRCB determined a public hearing was not required. The Company received final regulatory approval on July 14, 2005, and by the end of July had received all operating permits needed to begin construction of the MVQ.

During the first two quarters of 2005, the Company advanced the MVQ and worked with consultants on further fieldwork for the Hammerstone Project. With the necessary operating permits in place for the Muskeg Valley Quarry, Noramac Ventures was contracted as the general contractor for site preparation.

By the end of the third quarter of 2005, site preparation was well underway. Trees and overburden were cleared and a two-kilometer commercial access road was started. The Company began extracting limestone from surface exposures to use its own aggregate in building the road. To date, $1,251,901 has been spent on site preparation. Initial site work, which includes stockpiling and work areas, is expected to be complete by the end of 2005.

An additional $2,000,000 is estimated to complete of the initial site. The project has been delayed by approximately three weeks due to unusually wet weather in the region. The initial area of tree clearing and overburden stripping has been expanded to improve access to high-grade limestone for early project sales. The effect of the increase in the cleared and stripped area combined with the effects of the wet weather has increased site preparation costs by an estimated $1 million, with approximately one-half of this amount advancing quarry expansion work that was originally planned for 2006-2007.

The Company contracted a local company, Stony Valley J.V. as the quarry operator. Stony Valley J.V. is responsible to blast, crush, screen and stockpile various grades of aggregate product as directed by Birch Mountain. Commercial production is planned to begin prior to the end of the year and the MVQ operations will benefit from the local expertise of the quarry operator. Commercial sales of the products will be done directly and through a joint venture with the Fort McKay First Nation, which will be the marketing arm of Birch Mountain, to be named as Hammerstone Products Ltd.

With respect to the quicklime opportunity, during 2005 the Company has conducted further sampling, engineering and environmental studies to gather data for the Hammerstone Project EIA and Application. A number of opportunities in addition to quicklime production are being considered for inclusion in the Application. This application will be filed in 2006 after the completion of strategic assessments of each opportunity and their environmental and socio-economic impacts. The Hammerstone Project is contiguous with the MVQ and expands the area of the quarry to approximately 1,500 hectares. Additional testing on the Company's limestone in early 2005 by independent parties produced test results that confirm the high quality of the limestone in the Company's quarry. These results support the Company's strategy to provide quicklime to the oil sands industry and the Company has retained Phoenix Processing Engineering Inc., an independent lime processing to consult on the project.

Mineral Exploration and Mineral Technology
With the discovery of metal nanoparticles in rocks from the Company's property in 2000, the Company's work in this area has been to develop methods to measure and extract precious metals. The Company was awarded a U.S. patent for a process to extract and recover natural nanoparticles. Although work in exploration and technology has been deferred since 2003, based on recommendations made in an independent technical report prepared by APEX Geoscience Ltd. in May 2003, Birch Mountain believes a significant opportunity exists in precious metals and intends to continue research and develop the precious metals potential of the Athabasca property. The Company has no assurance there are commercial concentrations of precious metals on its mineral properties, or that a commercially viable process for precious metal extraction will be developed.

SUMMARY OF QUARTERLY RESULTS
Quarterly Results		2005			2004			2003
Three months ended	Sept 30	June 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31
Interest and other income	$73,612	$23,802	$25,788	$24,799	$14,102	$1,540	$7,749	$110,513
G&A expenses	1,152,191	957,554	1,221,699	914,959	472,059	418,824	367,034	387,865
Mineral exploration costs	83,450	163,857	220,692	282,515	124,107	185,427	170,322	80,755
Net loss for the period	(1,162,029)	(1,097,609)	(1,416,603)	(1,172,675)	(582,064)	(602,711)	(529,607)	(358,107)
Net loss per share - basic
and fully diluted	(0.01)	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)
Total assets	$45,233,378	$10,129,992	$9,436,026	$9,532,423	$7,417,076	$2,194,603	$2,765,642	$2,424,233
Mineral properties	$7,749,149	$5,306,228	$4,235,705	$3,489,369	$2,598,045	$1,502,987	$1,151,322	$336,136

Major Events in 2005
Third Quarter 2005

  Stony Valley J.V. was hired as the quarry operator and will be responsible for the blasting, crushing, screening and stockpiling of aggregate products at the Muskeg Valley Quarry.
  On September 2, 2005, the Company completed a public offering of 9 million common shares at a price of $4.00 per share. The $36 million gross proceeds will fund initial operations of the Muskeg Valley Quarry and strategic development of the limestone reserve.
  On July 14, 2005, the Alberta Cabinet issued its Order in Council approving operations of the Muskeg Valley Quarry and all necessary operating permits were obtained in July, allowing the Company to commence site preparation in August.
  The Company established a joint venture with the Fort McKay First Nation for the sales and marketing of aggregate products. The marketing company will be known as Hammerstone Products Ltd.

Second Quarter 2005

  On June 15, 2005, the NRCB issued a Decision Report approving the development, operations and reclamation of the Company's limestone quarry and an Order in Council was received from the Alberta Government on July 14, 2005.
  On April 14, 2005, the Company's application to trade common shares on the American Stock Exchange was approved and the stock began trading on April 21, 2005.
  During the quarter, the Company announced that it had engaged RBC Capital Markets to provide financial advisory services related to the strategic development of the Company's limestone reserves.
  Larry Shelley, CA was appointed to the Board of Directors.
  The Company changed its independent auditor to Ernst and Young LLP.
  On May 17, 2005, the Company held its annual general and special meeting and a new shareholder rights plan was approved to replace an existing plan that was expiring.
  350,000 stock options at with an exercise price of $2.09 per share were issued during the quarter to a newly appointed director to replace options at exercise prices ranging from $2.35 to $2.48 per share, previously issued to the individual in their role as an advisor.

First Quarter 2005

  AMEC completed a prefeasability report that detailed the limestone reserve over the quarry life, from which a technical report in accordance with National Instrument 43-101 was completed and made available to the public. The full report can be found on www.sedar.com under the Birch Mountain filings - Technical Report filed March 24, 2005.
  1,890,000 stock options were issued during the quarter to employees and directors at prices ranging from $2.35 to $2.48.

RESULTS OF OPERATIONS
Birch Mountain is in the development stage. The Company has virtually no revenues and funding has come primarily from private and public financings. The Company has incurred operating losses since its inception in 1995, and as of September 30, 2005, has an accumulated deficit of $6,300,051, after an adjustment, approved by shareholders in June 2004, for the elimination of $27,748,931 of deficit. Losses are from costs incurred in the development of the Industrial Minerals Division, exploration of mineral opportunities and research of mineral technology. Results of operations have fluctuated from period to period and may continue to do so in the future. Additional operating losses are expected in the future as a result of the continued development of the MVQ and the Hammerstone Project. However, the Muskeg Valley Quarry is expected to start generating income from aggregate sales before the end of the year.

For the Three Months Ended September 30, 2005
During the third quarter of 2005, total expenses reported on the income statement were $1,235,642 as compared to $647,975 for the third quarter of 2004. These total expenses should be adjusted for the following in order to highlight the variance:

	3 Months ended	3 Months ended
	Sept 30, 2005	Sept 30, 2004
Total Expenses	$1,235,641	$647,975
Plus Capitalized mineral expenditures	2,417,921	1,095,058
Less Non-cash stock-based expenses	709,498	56,800
Adjusted expenditures	$2,944,064	$1,686,233

Overall activity in third quarter 2005 increased over third quarter 2004 as evidenced by the $1,257,831 increase in adjusted expenses. This 75% increase is related to mineral expenditures for the development of the Muskeg Valley Quarry, which is expected to start operations in fourth quarter 2005.

Total mineral exploration costs including expenditures capitalized were $2,501,371 in the third quarter of 2005 as compared to $1,270,974 for the same period in 2004. During the third quarter of 2005, these expenditures related to site preparation of the Muskeg Valley Quarry plus costs of further geological and environmental work for the EIA and Application for the Hammerstone Project. Specific cost variances are:

  Fees for site preparation and road building at the MVQ of approximately $1,200,000;
  Increased fieldwork for the archeological exploration and on-going strategic analysis of limestone opportunities of approximately $119,000;
  Additional fees of approximately of $395,000 to service firms for work required as part of the preparation the EIA and Application for the Hammerstone; and
  Provision of estimated site reclamation costs of $375,000.

Administrative expenses, which exclude mineral property costs, non-cash stock-based expenses and amortization, increased by $191,974 in the third quarter of 2005, totaling $594,206 as compared to $402,232 for the same period in 2004. Specific cost variances are:

  Professional fees, contributed approximately $70,000 to the increase, due to stock-based compensation expense for options granted to a consultant early in 2005 and amortized into expense over the expected life.
  Shareholder services and promotion expenses accounted for approximately $62,000 of the total increase, which resulted from additional travel costs associated with investor relations, additional fees associated with compliance in the stock markets, necessitated by the American Stock Exchange listing, which occurred in second quarter of 2005;
  Salaries and benefits contributed to the increase by approximately $64,000 due a higher portion of salaries that were related to administrative work during the quarter, which are expensed plus the salary of an additional executive; and
  Office expenses increased by approximately $59,000 related to increased activity in the Company's head office and additional insurance as the Company moves into operations.

Non-cash stock-based expenses including stock-based compensation expense and professional fees are related to stock issued to employees, directors, and advisors. The recorded expense was $484,527 higher for the third quarter 2005 as compared to 2004, due to expense recognized upon vesting of a higher number of options issued in the first half of 2005. Amortization, which relates to capital assets, generally employed in the office, increased by $3,631 due to some additional asset purchases.

For the Nine Months Ended September 30, 2005
During the nine month period ended September 30, 2005, total expenses reported on the income statement were $3,774,444 as compared to $1,789,583 for the same period in 2004. These total expenses should be adjusted for the following in order to highlight the variance:

	9 Months ended	9 Months ended
	Sept 30, 2005	Sept 30, 2004
Total Expenses	$3,774,444	$1,789,583
Plus Capitalized mineral expenditures	4,259,880	2,261,909
Less Non-cash stock-based expenses	1,586,689	178,161
Adjusted expenditures	$6,447,536	$3,873,331

Overall activity for the nine month period ended September 30, 2005, increased over the same period in 2004 as evidenced by the $2,574,304 increase in adjusted expenses. This 66% increase is related to mineral expenditures for the development of the Muskeg Valley Quarry.

Total mineral exploration costs including expenditures capitalized were $4,702,879 in the nine month period ended September 30, 2005 as compared to $2,793,574 for the same period in 2004. During the nine month period ended September 30, 2005, these expenditures related to site preparation of the Muskeg Valley Quarry plus costs of further geological and environmental work for the EIA and Application for the Hammerstone Project. Specific cost variances are:

  Costs for site preparation and road building at the MVQ of approximately $1,252,000;
  Increased fieldwork for the archeological exploration and on-going strategic analysis of limestone opportunities of approximately $327,000;
  Additional costs of approximately of $1,553,000 to service firms for work required as part of the preparation the EIA and Application for the Hammerstone; and
  Provision of estimated site reclamation costs of $375,000.

Administrative expenses which exclude mineral property costs, non-cash stock-based expenses and amortization, increased by $855,444 in the nine month period ended September 30, 2005, totaling $1,896,967, as compared to $1,041,523 for the same period in 2004. Specific cost variances are:

  Professional fees contributed approximately $372,000 to the increase due to the fees to a US based investor relations firm and fees to an investment banker for advisory services, of which both arrangements did not exist during third quarter 2004;
  Shareholder services and promotion expenses accounted for approximately $278,000 of the total increase, which resulted from additional travel costs associated with investor relations, additional fees associated with compliance in the stock markets, necessitated by the American Stock Exchange listing, which occurred in second quarter of 2005;
  Salaries and benefits contributed to the increase by approximately $162,000 due a higher portion of salaries that were related to administrative work during the quarter, which are expensed plus the salary of an additional executive; and
  Office expenses increased by approximately $170,000 related to increased activity in the Company's head office and additional insurance as the Company moves into operations.

Non-cash stock-based expenses including stock-based compensation expense and professional fees are related to stock issued to employees, directors, and advisors. The recorded expense was $1,210,992 higher for the nine month period ended September 30, 2005 as compared to the September 30, 2004, due to expense recognized upon vesting for a higher number of options issued at the start of the 2005 year. Amortization, which relates to capital assets, generally employed in the office, increased by $7,091 due to some additional asset purchases.

LIQUIDITY AND CAPITAL RESOURCES
The Company's primary source of cash has been private placements. Working capital at September 30, 2005 is $33,208,907, an increase of approximately $30,000,000 from December 31, 2004. The increase resulted from the Company's $36 million equity financing during the third quarter 2005.

During the nine months ended September 30, 2005, Birch Mountain received $3,088,334 from the exercise of stock options and warrants and completed a financing for net proceeds, after costs of financing, of $33,696,148. At gross expenditure rates consistent with the first three quarters of 2005, the Company has existing capital to continue operations into the foreseeable future. However, as the Company develops its limestone reserve and builds plant facilities, consistent with the strategic plan, additional funds may be required. The Company is investigating strategic options of early investment in plant process equipment, which may require immediate capital. After initial operations of the Muskeg Valley Quarry, project-specific financing may be available for the Hammerstone Project. To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will roccur, but not necessarily result in a dilution in value.

On-going commitments for capital resources relate largely to the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta plus some general operating leases. At September 30, 2005, the Company holds mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 402,748 hectares (995,208 acres), which is an increase of 67,558 hectares over the land position at December 31, 2004. The increase relates to additional permits secured in 2005. Lease payments, along with associated fees in 2005 and years beyond will be approximately $460,000 annually, if Birch Mountain continues to hold all of its mineral leases into the future. Following further exploration, the Company may choose to reduce its lease holdings, which will reduce its capital commitments for maintaining the mineral leases in good standing. Mineral permits are maintained in good standing by making allowable exploration expenditures, although there is no obligation to do so. Birch Mountain continuously evaluates its mineral permit holdings, relinquishing and/or acquiring permits as dictated by financial considerations as well as exploration and strategic priorities.

RISKS AND UNCERTAINTIES
Capital
Birch Mountain is a developing company with insufficient revenue to meet its yearly operating and capital requirements. The Company has successfully raised funds necessary to explore its leases and permits, to prepare for and plan operations and to conduct its corporate affairs primarily through private placements of common stock. There is no guarantee the Company will be able to continue to raise funds or to successfully partner with a company that has the necessary capital. In the past, Birch Mountain has financed the business by raising funds in the equity markets. As required in the future or as advantageous to the Company, financing may be available through joint venture or partnering agreements, through additional private placements or by obtaining project debt financing. Although these are alternatives the Company will investigate, there is no assurance that the Company will be successful in raising the capital it needs to continue its business.

Regulatory and Environmental
The Company operates in areas that are subject to governmental provisions regulating exploration and development of mineral resources. Birch Mountain may be constrained or forbidden to develop a quarry or mine in areas of economic mineral deposits or mandated operating guidelines may adversely affect the economic viability of the projects. Additionally, the Company holds metallic and industrial mineral permits and leases issued by the Government of Alberta and there are no guarantees the Government will continue to extend land rights under its current practices.

Birch Mountain is required by regulation to operate under certain environmental guidelines that are mandated by federal and provincial governments in Canada. Additionally, public expectation of industry's environmental performance remains high and interventions by environmental groups could impact the Company's ability to operate. Birch Mountain has established environmental policies that it believes will allow it to operate effectively under the environmental guidelines. Birch Mountain has and will continue to work with the regulators and local communities to address public environmental concerns.

Competitive Risk May Reduce the Corporation's Ability to Operate
Birch must develop the mineral deposits and there is no assurance the type or amount of the deposit will produce the economic results expected. Additionally, Birch must negotiate sales arrangements with its customers and prove that its products are reliable and suitable for use in the oil sands industry. Although Birch believes that competing aggregates in the Fort McMurray region are limited in both size and quality and, as a result, high market share assumptions have been made, Birch may have to compete with larger companies that have greater assets and financial and human resources than Birch, and which may be able to sustain larger losses than Birch to develop business. Birch and the economic viability of the MVQ and the Hammerstone Project may be negatively impacted if a new source of aggregates and/or industrial minerals is located and developed.

Resource Development
Based on exploration results to date and the independent prefeasibility report prepared by AMEC, Birch Mountain believes development of its mineral properties will yield economically recoverable limestone. The ability of Birch Mountain to obtain necessary approvals, to extract a quality product and to secure adequate operating and capital financing, to successfully put the quarry and plant into production and to operate profitably in the future are uncertain.

Customer Dependency
For the sale of aggregate and less so for the sale of reagent products, Birch Mountain is dependant on customers located geographically near the limestone quarry and production facilities. Costs of transportation of aggregate are high relative to its cost of production and tend to be prohibitive to customers who might ship the product over longer distances. As a result, Birch Mountain plans to market products to the oil sands industry in the Fort McMurray region. With market concentration based on geography, Birch Mountain is dependant on production and expansion in the local area. Should the price of oil decline, there is no guarantee oil sands companies will continue to require the Company's products in sufficient quantities to ensure profitable operations.

Personnel
The Company employs twelve employees and relies on part time workers, contractors and consultants to assist in executing operations and providing technical guidance and must rely on workers in the local area. In Northern Alberta, skilled labour shortages are common. There is uncertainty surrounding the ability to retain and attract personnel to the project and, should the Company not have adequate personnel, the project may not become operational or may not be economically viable.

Alternate Technologies
The use of limestone for aggregates and the use of quicklime as a product for desulphurization of air emissions and water treatment could be replaced by alternate technologies as the oil sands industry looks at more cost effective and efficient methods. The rate of development of new technologies or the impact on the Company's business cannot be determined.

OFF-BALANCE SHEET ARRANGEMENTS
The Company has an operating line with a Canadian chartered bank that provides for an operating overdraft on the Company's chequing account and is available for letters of credit. At September 30, 2005, the Company has issued letters of credit under this agreement, in the amount of $670,000, to Alberta Environment for future site reclamation liabilities. As security for this operating line, the Company has pledged $1,000,000 of short-term investments on deposit at the bank. These particulars are disclosed in the Company's financial statements.

RELATED-PARTY TRANSACTIONS
The Company had the following transactions with related parties during the nine month period:

  Included in shareholder services and promotion are amounts of $495 (2004-$7,622) paid to a company controlled by the spouse of a director;
  Included in professional fees is $12,300 (2004-$46,687) of consulting and legal fees paid to a company owned by an officer;
  Included in professional fees is $136,979 (2004-$12,363) of legal fees paid to a firm in which an officer is a partner; and
  Included in accounts payable is $109,519 (2004-$7,916) relating to these transactions.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as at September 30, 2005. Significant areas requiring estimates include the determination of impairment of mineral properties and capital assets, reclamation obligations, qualifying flow through renouncements and the calculation of stock-based compensation expense. Actual results may differ from those reported and management periodically reviews the estimates, adjusting where necessary in the period in which the change in estimate is deemed appropriate.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
There were no changes in accounting policies during the period ended September 30, 2005.

FINANCIAL INSTRUMENTS
The carrying amount of cash, accounts receivable and accounts payable approximates their fair value because of the short-term maturities of these items. The Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company's foreign currency translation policy.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional Disclosure for Venture	September		September 30,
Issuers without Significant Revenue	30, 2005		2004

Total Assets at the end of the quarter	45,233,378		7,568,496

Total Expenses during the quarter	1,235,642		647,975
ended September 30, 2005
Mineral exploration
Capitalized mineral properties	$2,443,021		$1,095,058
Expensed mineral costs	83,450		175,916

Administrative and corporate expenses	1,152,192		472,059
Mineral Costs during the quarter	2005	2005	2004	2004
ended September 30, 2005	Capitalized	Expensed	Capitalized	Expensed
Asset retirement obligation	$375,000	$ -	$25,000	$-
Administration	193,891	8,175	10,067	6,641
Assay and geological	9,772		60,607
Land lease and permit	150	68,960	44,856	152,969
Materials, services and drilling	514,218	200	834,537	1,115
Infrastructure	1,193,539	-	-	-
Salaries	107,689	4,457	118,849	14,994
Travel and accommodations	48,661	1,658	26,143	197

	$2,442,291	$83,450	$1,095,058	$175,916
	3 Months	3 Months	9 Months	9 Months
Administrative and Corporate	ended Sept	ended Sept	ended Sept	ended Sept
Expenses	30, 2005	30, 2004	30, 2005	30, 2004

Professional fees	$191,208	$120,904	$684,279	$312,300
Shareholders services and promotion	143,887	81,613	508,168	230,599
Salaries and benefits	169,019	105,359	469,079	306,523
Office	153,637	94,356	362,528	192,101
Amortization	16,658	13,027	45,325	38,234
Stock based compensation	477,783	56,800	1,262,066	178,161

	$1,152,192	$472,059	$3,331,446	$1,257,98

Outstanding Share Data at October 31, 2005				Number
Issued and outstanding common shares				79,646,530
Outstanding options to purchase common shares				7,303,570
Outstanding warrants to purchase common shares				447,957
Maximum outstanding common shares				87,398,057